PICARD MEDICAL, INC.

1992 East Silverlake

Tucson, Arizona 85713

April 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Sawicki

RE:	Picard Medical, Inc.

Registration Statement on Form S-1

Initially Filed on April 27, 2026

File No. 333-295333

Dear Ms. Sawicki,

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Picard Medical, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time on April 29, 2026, or as soon thereafter as practicable.

Please call Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Picard Medical, Inc.

By:	/s/ Patrick NJ Schnegelsberg
Name:	Patrick NJ Schnegelsberg
Title:	Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP